Exhibit 12.2
JPMorgan Chase & Co.

Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

Year ended December 31,
(in millions, except ratios)	2012	2011	2010	2009		2008(c)
Excluding interest on deposits
Income from continuing operations before income taxes	$28,917	$26,749	$24,859	$16,067		$2,773
Fixed charges:
Interest expense	8,498	9,749	9,357	10,372		19,693
One-third of rents, net of income from subleases(a)	554	562	578	569		507
Total fixed charges	9,052	10,311	9,935	10,941		20,200
Add: Equity in undistributed loss of affiliates/Less: Equity in undistributed income of affiliates	172	59	127	(21)		623
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$38,141	$37,119	$34,921	$26,987		$23,596
Fixed charges, as above	$9,052	$10,311	$9,935	$10,941		$20,200
Preferred stock dividends (pretax)	906	899	947	3,435	(b)	803
Fixed charges including preferred stock dividends	$9,958	$11,210	$10,882	$14,376		$21,003
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.83	3.31	3.21	1.88		1.12
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$9,958	$11,210	$10,882	$14,376		$21,003
Add: Interest on deposits	2,655	3,855	3,424	4,826		14,546
Total fixed charges including preferred stock dividends and interest on deposits	$12,613	$15,065	$14,306	$19,202		$35,549
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$38,141	$37,119	$34,921	$26,987		$23,596
Add: Interest on deposits	2,655	3,855	3,424	4,826		14,546
Total income from continuing operations before income taxes, fixed charges and interest on deposits	$40,796	$40,974	$38,345	$31,813		$38,142
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.23	2.72	2.68	1.66		1.07

(a)	The proportion deemed representative of the interest factor.

(b)	Includes a one-time $1.6 billion pretax payment of TARP preferred dividends.

(c)
On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual Bank. On May 30, 2008, JPMorgan Chase merged with The Bear Stearns Companies Inc. Each of these transactions was accounted for as a purchase, and their respective results of operations are included in the Firm’s results from each respective transaction date.